AEGIS CAPITAL CORP.

810 Seventh Avenue, 18th Floor

New York, New York 10019

December 3, 2015

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: Ron Alper

Re:	American CareSource Holdings, Inc.
Registration Statement on Form S-1;
(SEC File No. 333-201947)

Dear Mr. Alper:

Acting as representative to the several underwriters, we hereby join in the request of American CareSource Holdings, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on December 3, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between November 25, 2015 and December 3, 2015, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated November 25, 2015 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Very Truly Yours,

By: AEGIS CAPITAL CORP.

By:	/s/ Nils Ericson
Name: Nils Ericson
Title: Chief Compliance Officer